Exhibit 99.4

Execution Version

COINCHECK GROUP N.V.

ACKNOWLEDGEMENT AGREEMENT

May 12, 2026

-i-

ACKNOWLEDGEMENT AGREEMENT

THIS ACKNOWLEDGEMENT AGREEMENT (THIS “AGREEMENT”) IS DATED MAY 12, 2026 (THE “EXECUTION DATE”) AND MADE BETWEEN:

(1)	MONEX GROUP, INC., a stock company (kabushiki kaisha), with its registered address at ARK Mori Building 25F, 1-12-32 Akasaka, Minato-ku, Tokyo 107-6025, Japan, and incorporated under the laws of Japan (“Monex”); and

(2)	KDDI CORPORATION, a stock company (kabushiki kaisha), with its registered address at 2-3-2, Nishishinjuku, Shinjuku-ku, Tokyo, Japan, and incorporated under the laws of Japan (“KDDI”),

together the “Parties” and each a “Party.”

BACKGROUND:

WHEREAS, KDDI and Coincheck Group N.V. (the “Company”) have entered into the “Share Subscription and Investor Rights Agreement” dated as of the Execution Date (the “SSA”);

WHEREAS, pursuant to the SSA, KDDI has the right, in accordance with the terms of the SSA, to designate one (1) non-executive director nominee to serve on the board of directors of the Company; and

WHEREAS, Monex has agreed to enter into this Agreement with KDDI to confirm its acknowledgement of the said right of KDDI, and the execution and delivery of this Agreement by the Parties is a condition precedent to the completion and closing of the SSA.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1	GENERAL

1.1	Certain Definitions

The terms set out in Exhibit 1.1, when used in this Agreement, shall have the meanings ascribed to them therein.

1.2	Effect of this Agreement

Except for the provisions of Sections 1, 3, and 4, which shall take effect on the Execution Date, this Agreement shall enter into effect on the date KDDI becomes a holder of the Company’s ordinary shares (“Ordinary Shares”) issued by the Company pursuant to the SSA.

2	GOVERNANCE OF THE COMPANY

2.1	Voting and Designation of Non-Executive Directors

2.1.1	Monex acknowledges that, under the SSA, KDDI has the right to nominate one (1) director to serve as non-executive director of the Company for appointment by the general meeting of shareholders of the Company in accordance with, and subject to, the terms and conditions of the SSA related thereto (each such nominee from time to time, the “Investor Nominee”).

2.1.2	Monex shall vote all Ordinary Shares (and any other voting securities) of the Company held by it to elect, at each general meeting of the Company where the Investor Nominee is to be voted upon, the Investor Nominee, as proposed by the Board in accordance with the SSA and in accordance with the governance documents of the Company publicly disclosed on the Company’s website (https://www.coincheckgroup.com/corporate-governance/governance-documents), as a member of the Board, unless the appointment of such Investor Nominee would constitute a violation of any applicable Laws.

3	TERMINATION OF THIS AGREEMENT

3.1	Termination of this Agreement

3.1.1	This Agreement may be terminated only if:

(a)	the Parties agree in writing to terminate this Agreement;

(b)	KDDI ceases to have the right to nominate an Investor Nominee under the SSA; or

(c)	the SSA is terminated.

3.1.2	The termination of this Agreement shall not release any Party from any liability or obligation which has already accrued as of or before the effective date of termination, nor constitute a waiver or release of any such liability or obligation.

3.1.3	The rights and obligations of the Parties under Section 3.1.2, this Section 3.1.3, Section 4.1, Section 4.2 and Section 4.4 to Section 4.12 shall survive any termination of this Agreement, and any termination of this Agreement shall only be effective prospectively and shall not affect the validity of the obligations under this Agreement before such termination.

4	MISCELLANEOUS

4.1	No Joint and Several Liability

The obligations and claims of each Party under this Agreement to the other Party shall not constitute joint and several liabilities with any other Person.

4.2	No Company Information Sharing

The Parties acknowledge and agree that this Agreement is solely about Monex agreeing to vote its Ordinary Shares in a manner consistent with KDDI’s rights to nominate the Investor Nominee under the SSA, and that this Agreement contemplates no information sharing by Monex regarding Company business, affairs, or other information, and that any information rights KDDI may have concerning the Company are set forth in, and governed by, solely the SSA and applicable Law.

4.3	Amendment

No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each Party.

4.4	No assignment

Except as otherwise agreed by the Parties, no Party may assign this Agreement or assign or encumber any of their rights under this Agreement to any other Person, without the written consent of the other Party; it being understood that without this consent, no assignment, encumbrance or transfer may be effected.

4.5	Notices

4.5.1	Any notice, request, consent, claim, demand and other communication between the Parties in connection with this Agreement must be in writing and be given and be deemed to have been duly given if written in the English language and:

(a)	delivered personally;

(b)	sent by an internationally recognized overnight courier service, with a copy by email, which copy does not constitute a notice; or

(c)	sent by email (following confirmation of receipt).

4.5.2	The notices under this Agreement shall be deemed to be:

(a)	in the case of notices delivered personally, sent and received on the date of receipt;

(b)	in the case of notices sent by internationally recognized overnight courier service, sent at the date of collection shown on the monitoring document produced by the international courier service and received on the third Business Day following the day of sending; and

(c)	in the case of notices sent by e-mails, any such notice shall be deemed received at the time it is received in the recipient’s time zone; provided that (i) if received between 12:00 a.m. and 5:00 p.m. in the recipient’s time zone, it shall be deemed received on such day (or, if such day is not a Business Day, on the next Business Day), and (ii) if received between 5:00 p.m. and 11:59 p.m. in the recipient’s time zone, it shall be deemed received on the following day (or, if such following day is not a Business Day, on the next Business Day).

4.5.3	All notices must be sent to the Persons and at the addresses set out in Exhibit 4.5.3, or such other Persons or addresses as notified to the other Party from time to time. Any change to the designated Persons or addresses shall be promptly notified to the other Party and shall not be effective unless and until written notice of such change has been given to the other Party in accordance with this Section 4.5.

4.6	Severability

If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, such provision or part shall to that extent be deemed not to form part of this Agreement, but the legality, validity and enforceability of the remainder of this Agreement shall not be affected. The Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable and that achieves, so far as possible, the intended effect of the illegal, invalid or unenforceable provision.

4.7	Waiver

No failure to exercise, nor any delay in exercising, by a Party, any right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any right or remedy will prevent any further or other exercise or the exercise of any other right or remedy.

4.8	Publicity

The Parties shall consult with each other before issuing press releases or otherwise making any public statements with respect to this Agreement, and neither Party shall issue any such press release or public statement without the prior written consent of the other Party, provided that such consent shall not be required to the extent the public announcement is (i) required by Law or by the rules, requests, orders, notices, administrative guidance, or other determinations, whether oral or in writing, of any Governmental Authority, and (ii) following reasonable consultation with the other Party, cannot or can no longer be delayed under applicable Law.

4.9	Costs and fees

Each Party shall bear and pay all of its own expenses in connection with this Agreement and the transactions contemplated hereby.

4.10	Governing Law and Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the laws of Japan. With respect to any dispute arising out of or in relation to this Agreement, the Parties shall first discuss with each other in good faith with a view to resolving such dispute. If the Parties are not able to reach an agreement through such discussion, the Parties agree to submit to the exclusive jurisdiction of the Tokyo District Court to resolve such dispute.

4.11	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties may enter into this Agreement by signing any such counterpart.

4.12	Entire agreement

This Agreement contains the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties to this Agreement in relation to the matters dealt with in this Agreement.

4.13	Further assurances

The Parties shall at their own costs and expenses from time to time execute and procure to be executed such documents and perform and procure to be performed such acts as may be reasonable required by each of them to give the Parties the full benefit of this Agreement.

4.14	Good faith consultation

The Parties shall consult in good faith to resolve matters not set forth in this Agreement or any questions arising in connection with this Agreement.

4.15	Specific Performance

The Parties agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that, in the event of breach by any Party, damages would not be an adequate remedy and the other Party shall be entitled to specific performance and injunctive relief in addition to any other remedy to which it may be entitled, at law or in equity; and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(signature page follows)

IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the Execution Date.

MONEX GROUP, INC.

/s/ Yuko Seimei
By:	Yuko Seimei
Title:	Representative Executive Officer & CEO

Signature page to Acknowledgement Agreement

IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the Execution Date.

KDDI CORPORATION

/s/ Hiromichi Matsuda
By:	Hiromichi Matsuda
Title:	President, Representative Director, CEO

Signature page to Acknowledgement Agreement

EXHIBIT 1.1

Definitions

Defined Term	Meaning
Agreement	This term has the meaning set forth in the Preamble

Business Day	Any day (other than a Saturday, Sunday or public holiday) on which banks are open for normal business (other than internet banking services only) in the Netherlands, the United States and Japan

Board	The board of directors of the Company

Company	This term has the meaning set forth in the Recitals

Execution Date	This term has the meaning set forth in the Preamble

Governmental Authority	Any supranational, national, state, provincial, municipal or other governmental authority or court, tribunal, arbitrator, administrative agency, commission or other authority or instrumentality, or any stock exchange or similar self-regulatory organization of a relevant jurisdiction (including any subdivision thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union, in each case to the extent such authority has jurisdiction in respect of the relevant matter

Investor Nominee	This term has the meaning set forth in Section 2.1.1

KDDI	This term has the meaning set forth in the Preamble

Law	Any applicable statute, law, directive, rule, (executive or other) order, code, judgment, injunction decree or other binding requirement of any Governmental Authority, in each case as may be in force from time to time

Monex	The term has the meaning set forth in the Preamble

Ordinary Shares	This term has the meaning set forth in Section 1.2

Party or Parties	These terms have the meanings set forth in the Preamble

Person	An individual, a company or corporation, a partnership, a limited liability company, a trust, an association, a foundation or other legal entity or unincorporated organization, including any Governmental Authority

SSA	This term has the meaning set forth in the Recitals

EXHIBIT 4.5.3

Notices

[Omitted]